Snow Lake Mobilizing Phase 2 Drill Program at Engo Valley

Winnipeg, Manitoba, Canada, March 19, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that mobilization has begun for the Phase 2 drill program at its Engo Valley Uranium Project ("Engo Valley").

Highlights

  Mobilization of the Phase 2 drill program is now underway
  Phase 2 drill program is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a maiden uranium mineral resource estimate in accordance with SK-1300
  The global uranium market is currently facing a supply deficit, and after years of underinvestment in new primary uranium supply, along with geopolitical and security issues in Russia and Niger, demand for uranium remains steady due to the global need for clean energy and carbon-free electricity
  Following its recent capital raisings totaling ~US$37 million, Snow Lake is fully funded to undertake Phase 2, and calculate and publish a maiden mineral resource estimate for Engo Valley

CEO Remarks

"We are pleased to have reached the milestone of mobilization for our Phase 2 drill program at Engo Valley," said Frank Wheatley, CEO of Snow Lake. "Our objective for this program is clear - to develop a drill data base sufficient to allow us to calculate a maiden resource estimate at Engo Valley in the second half of 2025."

"With global demand for uranium continuing to increase due to the ongoing construction of nuclear reactors worldwide, coupled with the U.S. government's renewed focus on nuclear energy, we believe our Phase 2 drill program at Engo Valley provides us with the opportunity to delineate a potentially economic uranium resource in Namibia, currently the third largest global uranium producer.

When combined with our recently announced 50/50 joint venture with Global Uranium and Enrichment Limited on the Pine Ridge Uranium Project in Wyoming, we believe we are assembling a portfolio of uranium assets with the potential to create significant shareholder value."

Phase 2 Drill Program

The Phase 2 drill program ("Phase 2") has been planned to consist of an aggregate of up to 7,500 meters of a combination of reverse circulation and diamond drill holes in an in-fill grid pattern sufficient to allow the calculation of a maiden mineral resource estimate.  Phase 2 will be focused on the Main Uranium Occurrence ("MUO"), and the D1 target area ("D1").

A number of drill holes will be undertaken on some of the targets identified by the radon cup survey (undertaken in 2024), outside of the MOU and D1.  Downhole radiometrics will be conducted on each drill hole.

With mobilization to site now underway, the preparation of a maiden mineral resource estimate, assuming drilling goes according to plan and assay results are received in a timely fashion, is targeted for completion during the second half of 2025.

The Uranium Supply Chain - Primary Uranium Supply

Uranium is a crucial mineral for energy and national security - it fuels the nuclear energy that underpins today's economy and is key to propelling future growth to meet the surge in energy demand from artificial intelligence.  The uranium-to-nuclear fuel supply chain is lengthy, complex and riddled with supply chain vulnerabilities, from mine to reactor.

Supply chain vulnerabilities and dependence on foreign countries create energy security risks.  Uranium is mined primarily in Kazakhstan (43%), Canada (15%), Namibia (11%), Australia (9%), Uzbekistan (7%) and Russia (5%).  The United States mined just 0.02% of the world's uranium production in 2022.  Currently, the United States is reliant on imports for 90% of its mined uranium ore needs, and 95% of its yellow cake (U3O8) needs.1

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

1 Centre for Strategic & International Studies - February 5, 2025.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy